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                                                                  EXHIBIT (B)(2)



                                                              September 14, 1998

Mr. D. Collinet
Administrateur Delegue
Carmeuse S.A.
Parc Scientifique Athene
Boulevard de Lauzelle, 65
1348 Louvain-la-Neuve
Belgique

Dear Mr. Collinet:

     We refer to the Memorandum of Understanding as to North America agreed upon by our two corporations on the 3rd of June last, as well as to the numerous conversations we have recently had with respect to the acquisition plan of the U.S. corporation Dravo.

     You have made clear to us and we have understood the necessity of launching a tender offer on Dravo even as the incorporation of our American Joint Venture cannot be finalized before the launching of this offer.

     You have concurrently expressed your wish not to launch this operation without having received from us, confirmation of our agreement on this offer and of our intention to follow you on this operation subsequent to our role as future partner in the Joint Venture.

     In answer to your request, we confirm, if need be, our firm intention of realizing our Joint Venture following the terms set forth in our agreements, as soon as the North American antitrust authorities' approval has been delivered.

     We equally confirm our financial commitment, to the extent of our interest in the Joint Venture that is to say 40% and up to the sum of 13 USD per share, in the cost of acquisition of a part-necessarily between 50.1% and 100% of Dravo's capital.

     This commitment is subject to the terms we have discussed, and most particularly those set forth in the Agreement and Plan of Merger of its latest version of the 11th of September (and of its Annex I and Company Disclosure Schedules) to be executed by Carmeuse and Dravo, and therefore represents a maximum cost incumbent on Lafarge, of 40% of Dravo's capital stock and 40% of Dravo's indebtedness, for an aggregate of 124 million USD.

     As to the practical terms of funding, we shall place at your disposal, the portion of cash funding incumbent on us as soon as the Dravo share's payment must occur.

     Should there be any difficulties in the incorporation of the Joint Venture, it is understood that both corporations shall make their best efforts so as to resolve those difficulties all the while respecting the spirit of the Memorandum of Understanding as to North America.

     If, however, for reasons totally outside of our control which we do not imagine today, the incorporation of the Joint Venture should turn out to be totally impossible, you will consent to, as a guaranty for the funds lent by our corporation, pledging to us or giving us any other equivalent security on the Dravo shares, or any other guaranty acceptable to Lafarge in the assumption that the deliverance of a security on Dravo shares should prove not to be possible under U.S. law, equivalent to the value of our credit. This will intervene at the latest at the time at which this impossibility is ascertained and in any case before the 31st of December next.

     Should this be the case, the advance in funds which will have been made shall be remunerated at 0.25% over the Libor at 3 months, and we will have the faculty of asking for its reimbursement at any time at 6 months notice. However, should this notice not be sufficient for you to complete the reimbursement, you may ask for it to be extended, provided that on no account shall the reimbursement take place after the 31st of December, 1999.
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     We would be thankful for your confirming your agreement as to the above by returning a signed copy of this letter, which will then be subject to French law and any dispute over which shall be settled pursuant to the provisions of point
17.2 of the Memorandum of Understanding as to North America.

     We hope we have hereby met your expectations.

                                          Yours sincerely,



                                          Olivier Legrain